Exhibit 99.1

A1R water Debuts as Publicly Traded Company to Build Leading CPG Brand in Atmospheric Water

• A1R water and Inflection Point Acquisition Corp. III announce closing of business combination, providing a $96 million PIPE to accelerate commercial-scale production and retail distribution of packaged atmospheric water
• A1R water Will Begin Trading on the Nasdaq on August 17th Under Ticker Symbol "WATR"

Miami, Fla. – August 14, 2026 – A1R water, an atmospheric water generation company that produces packaged mineralized drinking water from humidity in the air, today announced the closing of its business combination with Inflection Point Acquisition Corp. III (Nasdaq: IPCX), a SPAC led and backed by the management team of Inflection Point Asset Management (Inflection Point). The business combination was approved by Inflection Point Acquisition Corp. III shareholders in a special meeting held on July 29, 2026 and closed on August 14, 2026. The combined company will begin trading its ordinary shares on the Nasdaq Stock Market under the ticker symbol "WATR" on August 17th, 2026.

The transaction provides a fully committed $96 million PIPE anchored by Inflection Point, existing A1R water investors, Southern Glazers Wine & Spirits, and several institutional investors. The capital will support the combined company's plans to scale water production, expand retail distribution, and build atmospheric water generation into a broader commercial category.

“The air around us is an abundant but underutilized water source. By combining our technology and distribution network, A1R water is redefining how packaged drinking water is sourced to meet growing consumer demand for luxury hydration without straining traditional groundwater sources,” said Peter Carr, Chief Executive Officer of A1R water. “This listing provides the capital and visibility to scale our business and bring a truly distinctive product to consumers to capture a $12.5 billion opportunity in the air-to-water market.”

A1R water is advancing a new model for packaged water built around atmospheric water generation that integrates water generation technology, filtration, mineralization, and plastic-free packaging at the source. A1R water has launched in South Florida and is currently available through marquee sports and hospitality partnerships, including at the Miami HEAT's Kaseya Center and Inter Miami CF's NU Stadium at Miami Freedom Park. Distribution across South Florida retail and on-premise accounts is underway and will continue to expand across the Southeast in the coming months.

"Our investment reflects confidence in A1R water’s differentiated technology, experienced leadership team and commercial path, including the added strength of Southern Glazer’s investment and distribution capabilities," said Kevin Shannon, Inflection Point Cofounder and new A1R water Director. "Pete Carr and Ryan Bibbo’s commercial track record, network and beverage industry expertise paired with an innovative product is exactly why we believe A1R water is positioned to win. A1R water has built the foundation of a durable consumer business and as a public company they have a powerful platform to scale."

Inflection Point is an experienced SPAC sponsor that seeks to identify, take public, and scale high-impact and strategically important technology companies. Its prior transactions include Intuitive Machines (Nasdaq: LUNR), USA Rare Earth (Nasdaq: USAR), and Merlin, Inc. (Nasdaq: MRLN), and its currently announced and pending transactions include GOWell Energy (Inflection Point V / Nasdaq: IPEX), Quantum Space (Inflection Point VI / Nasdaq: IPFX), and Elroy Air (to be renamed Inflection Point VII / Nasdaq IPXG).

Advisors

Morgan, Lewis & Bockius LLP served as legal counsel to A1R water, Ogier (Cayman) LLP served as Cayman Islands counsel to A1R water, Jett Capital Advisors served as financial advisor and PIPE placement agent to A1R water, White & Case LLP served as legal counsel to Inflection Point, Conyers, Dill & Pearman LLP served as Cayman Islands counsel to Inflection Point, Cantor Fitzgerald served as financial advisor and placement agent to Inflection Point, and Cohen & Company Inc, Roth M.K.M. Partners, LLC, and The Benchmark Company, LLC served as capital markets advisors on the transaction.

About A1R water

Working at the intersection of technology and engineering, A1R water designs and manufactures air-to-water systems that produce clean drinking water from atmospheric humidity. The company offers solutions ranging from consumer units to industrial-scale systems capable of supporting utility-scale water farms. A1R water also operates water production and bottling facilities, delivering finished products to global partners including Southern Glazer's Wine and Spirits, Inter Miami CF, and the Miami HEAT.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook" or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results and benefits of the combined company following the business combination, including future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of A1R water's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of A1R water. These statements are subject to a number of risks and uncertainties regarding A1R water's business and the closing of the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the outcome of any legal proceedings that may be instituted against the A1R water; failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts A1R water’s plans and operations as a result of the consummation of the business combination; the risks related to the rollout of A1R water's business and the timing of expected business milestones; the effects of competition on A1R water's business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain and maintain the listing of its ordinary shares on Nasdaq; costs related to the business combination and as a result of becoming a public company; and other risks that have been and will be detailed from time to time in A1R water’s filings with the U.S. Securities and Exchange Commission (the "SEC"), including those risks discussed under the heading "Risk Factors" in the Registration Statement on Form F-4 filed by A1R water on July 2, 2026. The foregoing list of risk factors is not exhaustive. There may be additional risks that A1R water presently does not know or that A1R water currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. If any of these risks materialize or A1R water's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, any forward-looking statements set forth in this release provide A1R water's expectations, plans or forecasts of future events and views as of the date of this communication. Subsequent events and developments may cause A1R water's assessments to change. A1R water and its representatives and affiliates specifically disclaim any obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, these forward-looking statements should not be relied upon as representing A1R water's or any of its respective representatives or affiliates’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that the results of such forward-looking statements will be achieved.